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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69437

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/10/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Electronifie Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

330 Hudson Street, Suite 302
(No. and Street)

New York (City) NY (State) 10013 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ian McAllister 646 517 6533
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann CPAs
(Name – *if individual, state last, first, middle name*)

1065 Avenue of the Americas (Address) New York (City) NY (State) 10018 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OS 5/22/15

OATH OR AFFIRMATION

I, Ian McAllister, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Electronifie Securities LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer

Title

DANIEL LUIS ALBINO
Notary Public, State of New York
Qualified in Bronx County
No. 01AL6290023
My Commission Expires 10/07/2017

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Electronifie Securities LLC

(A Limited Liability Company)

Financial Statements

Report Pursuant to Rule 17a-5

of the Securities and Exchange Commission

December 31, 2014

Electronifie Securities LLC

(A Limited Liability Company)

Table of Contents

Report of Independent Registered Public Accounting Firm	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Changes in Subordinated Borrowing	5
Statement of Cash Flows	6
Notes to Financial Statements	7
SUPPLEMENTARY INFORMATION	
Schedule 1 - Computation of Net Capital	9
Schedule 2 - Computation for Determination of Reserve Requirements	10
Schedule 3 - Information Relating to Possession or Control Requirements	11

MHM

Mayer Hoffman McCann CPAs
The New York Practice of
Mayer Hoffman McCann P.C.
An Independent CPA Firm

1065 Avenue of the Americas
New York, NY 10018
ph: 212.790.5700 fax: 212-398-0267
www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Electronifie Securities LLC
(A Limited Liability Company)

We have audited the accompanying statement of financial condition of Electronifie Securities LLC (the "Company") as of December 31, 2014, and the related statements of operations, changes in member's equity, changes in subordinated borrowing and cash flows for the period from commencement of operations (November 10, 2014) through December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Electronifie Securities LLC as of December 31, 2014, and the results of its operations and its cash flows for the period from commencement of operations (November 10, 2014) through December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The computation of net capital, computation for determination of reserve requirements and information relating to the possession or control requirements (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of Electronifie Securities LLC's financial statements. The supplemental information is the responsibility of Electronifie Securities LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mayer Hoffman McCann CPAs

New York, New York
February 11, 2015

Electronifie Securities LLC
(A Limited Liability Company)
Statement of Financial Condition
December 31, 2014

ASSETS	
Cash	$2,500,025
TOTAL ASSETS	**$2,500,025**
LIABILITIES AND MEMBER'S EQUITY	
Accrued Interest	$13,708
Subordinated Borrowing	2,100,000
Member's Equity	386,317
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$2,500,025**

See accompanying notes

Electronifie Securities LLC
(A Limited Liability Company)
Statement of Operations

For the Period from Commencement of Operations (November 10, 2014) Through December 31, 2014

Other Income	$25
Interest Expense	13,708
NET LOSS	$(13,683)

See accompanying notes

Electronifie Securities LLC
(A Limited Liability Company)
Statement of Changes in Member's Equity
For the Period from Commencement of Operations (November 10, 2014) Through December 31, 2014

Member's Equity at Beginning of Period	$-
Member's Contributions	400,000
Net Loss	(13,683)
MEMBER'S EQUITY AT DECEMBER 31, 2014	**$386,317**

See accompanying notes

Electronifie Securities LLC
(A Limited Liability Company)
Statement of Changes in Subordinated Borrowing
For the Period from Commencement of Operations (November 10, 2014) Through December 31, 2014

Subordinated Borrowing at Beginning of Period	$-
Increases:	
Issuance of Subordinated Borrowing	2,100,000
SUBORDINATED BORROWING AT DECEMBER 31, 2014	**$2,100,000**

See accompanying notes

Electronifie Securities LLC
(A Limited Liability Company)
Statement of Cash Flows
For the Period from Commencement of Operations (November 10, 2014) Through December 31, 2014

CASHFLOWS FROM OPERATING ACTIVITIES	
Net Loss	$(13,683)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Non-cash interest	13,708
Net cash provided by operating activities	25
CASHFLOWS FROM FINANCING ACTIVITIES	
Proceeds from Subordinated Borrowing	2,100,000
Contributions from Member	400,000
Cash provided by financing activities	2,500,000
Increase in Cash	2,500,025
Cash at begining of period	-
CASH AT DECEMBER 31, 2014	**$2,500,025**

See accompanying notes

Note 1 – Organization and Nature of Business

Electronifie Securities LLC (the "Company") was formed under the laws of the State of New York on October 9, 2013 for the purpose of operating an Alternative Trading System ("ATS"). The Company is a wholly owned subsidiary of Electronifie Inc. (the "Parent"), became a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA") on November 10, 2014 and filed an initial operations report on Form ATS with the U.S. Securities and Exchange Commission ("SEC") on November 17, 2014.

The Company is a limited liability company. Accordingly, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and neither the Parent, nor its directors, shareholders, employees, officers or agents, shall be obligated personally for any such debt, obligation, or liability of the Company.

The Company shall exist in perpetuity, unless terminated sooner in accordance with the New York Limited Liability Company Act. Upon winding up of the Company, the members will receive distributions if the assets or proceeds available exceed the amount required for the payment and discharge of all of the Company's debt and liabilities.

Note 2 – Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is included in the consolidated income tax returns filed by the Parent, which files as a C-corporation. Income taxes are calculated as if the Company filed on a separate return basis and as a C-corporation. The Company records income tax expense (benefit) using the asset and liability method, under which recognition of deferred tax assets and related valuation allowance and liabilities for the expected future tax consequences of events that have been included in the Statement of Financial Condition. Under this method, deferred tax assets and liabilities are determined based upon the temporary differences between the financial statement and income tax bases of assets and liabilities using currently enacted tax rates in effect for the year in which the differences are expected to reverse.

The Company recognizes deferred tax assets to the extent that it believes these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. A valuation allowance is established to reduce the deferred tax assets to the amount that is more likely than not to be realized. As of December 31, 2014, based upon its evaluation of the Company's current result of operations, the Company recorded a full valuation allowance on its deferred tax asset. If the Company determines that it would be able to realize deferred tax assets in the future in excess of their recorded net amount, it would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company follows the provisions of uncertain tax positions as addressed in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, "Income Taxes." The Company did not record a liability for unrecognized tax benefits. The Company has no tax positions at December 31, 2014 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest and penalties accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized for the period from commencement of operations (November 10, 2014) through December 31, 2014. The Company had no accruals for interest and penalties at December 31, 2014.

Note 3 – Concentration of Credit Risk

Cash

The Company maintains cash balances at a financial institution. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 in the aggregate for each bank. At December 31, 2014, the Company had deposits at a financial institution in excess of FDIC limits of approximately $2,250,000.

Note 4 – Related Party Transactions

Subordinated Loan Agreement

The Company entered into a Subordinated Loan Agreement ("SLA") on November 10, 2014 with the Parent in order to fund its operations. The SLA is for $2,100,000 with a 5% per annum interest charge with a three year term. The terms and conditions of the SLA do not allow for any payment of interest or principal prior to the first year anniversary of the agreement. For the period from commencement of operations (November 10, 2014) through December 31, 2014, the Company recorded approximately $14,000 in interest expense associated with the terms and conditions of the SLA, which has been accrued in the Statement of Financial Condition. The Subordinated Loan is available in computing net capital under the SEC's Uniform Net Capital Rule. To the extent that such borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

Note 5 – Income Taxes

At December 31, 2014, the Company had deferred tax assets of approximately $5,000 relating to net operating loss carryforwards and a full valuation allowance of the same amount. At December 31, 2014, the Company has a federal net operating loss carryforward for income tax purposes of approximately $10,000 which will expire in 2034. Income tax expense (benefit) differs from the tax that would result from applying federal statutory tax rates primarily due to the valuation allowance related to deferred tax assets.

Note 6 – Net Capital

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 for the Company's first 12 months of operations. At December 31, 2014, the Company had net capital of $2,486,317, which exceeded the minimum requirement of $5,000 by $2,481,317. The Company had no aggregate indebtedness as of December 31, 2014.

Note 7 – Subsequent Events

Fully Disclosed Clearing Agreement

On January 15, 2015, the Company entered into a Fully Disclosed Clearing Agreement with a Clearing Firm which requires a $1,000,000 deposit. This deposit will be available in computing net capital under the SEC's Uniform Net Capital Rule.

Software License and Expense Sharing Agreement

The Company entered into a Software License and Expense Sharing Agreement ("ESA") with the Parent on January 1, 2015 to reimburse the Parent on a monthly basis for expenses incurred on the Company's behalf. Included in the ESA is a quarterly Software License Fee of $200,000 for the use of the technology which operates its ATS and is the property of the Parent.

Electronifie Securities LLC
(A Limited Liability Company)
Schedule 1 - Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2014

NET CAPITAL	
Member's Equity Qualified for Net Capital	$386,317
Add:	
Subordinated Borrowing Allowable in Computation of Net Capital	2,100,000
Total Capital and Allowable Subordinated Borrowing	2,486,317
Net Capital	$2,486,317
AGGREGATE INDEBTEDNESS	
Total Aggregate Indebtedness	$-
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Minimum Net Capital Required	$5,000
Excess Net Capital	$2,481,317
Net Capital Less 120% of Minimum Net Capital	$2,480,317
Ratio of Aggregated Indebtedness to Net capital	0 to 1

Note:

There are no material differences between the preceding computation and the Company's corresponding unaudited part IIA of Form X-17A-5 as of December 31, 2014.

Electronifie Securities LLC
(A Limited Liability Company)
Schedule 2 - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2014

The Company is exempt from Rule 15c3-3 pursuant to the provisions of Section (k)(2)(ii) of the rule.

Electronifie Securities LLC

(A Limited Liability Company)

Schedule 3 - Information Relating to Possession or Control Requirements

Under Rule 15c3-3 of the Securities and Exchange Commission

As of December 31, 2014

The Company is exempt from Rule 15c3-3 pursuant to the provisions of Section (k)(2)(ii) of the rule.